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                              November 15, 2022

       Vikram Grover
       Chief Executive Officer
       Himalaya Technologies, Inc.
       1 E. Erie St., Ste. 525, Unit #2420
       Chicago, IL 60611

                                                        Re: Himalaya
Technologies, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed November 2,
2022
                                                            File No. 024-11980

       Dear Vikram Grover:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A filed November 2, 2022

       Our Business, page 8

   1. We note your disclosure that on October 28, 2022 you signed a purchase agreement to acquire the assets of a
company that provides training software for the agriculture sector.
                                                        Please provide us with
your analysis related to the significance of this acquisition and whether you are
required to include audited financial statements and pro forma information. Refer to
Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X.
 Vikram Grover
FirstName LastNameVikram
Himalaya Technologies, Inc. Grover
Comapany 15,
November  NameHimalaya
              2022        Technologies, Inc.
November
Page 2    15, 2022 Page 2
FirstName LastName
      You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:      Milan Saha, Esq.